UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Files in Cayman Islands to Resolve Offshore Liquidity

We, LDK Solar Co., Ltd., have announced that we made a filing on February 21, 2014 with the Grand Court of the Cayman Islands for the appointment of joint provisional liquidators in connection with our plans to resolve our offshore liquidity issues. We have made considerable progress in the discussions with our key offshore creditors in line with the terms announced in our press release of December 27, 2013. We intend to continue such discussions over the next few days and anticipate a favorable conclusion to those discussions. The filing and the proposed appointment do not affect any of our affiliated entities operating in the People’s Republic of China and we have no intention of initiating any additional debt restructuring proceedings in that jurisdiction. The bank group for our mainland China operations has expressed unanimous support for our continued discussions with the offshore creditors with a view to resolving our offshore liquidity issues.

Our press release issued on February 24, 2014 is attached hereto as Exhibit 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: February 25, 2014

Exhibit 99.2

LDK Solar Files in Cayman Islands to Resolve Offshore Liquidity

Xinyu City, China and Sunnyvale, California, February 24, 2014 – LDK Solar Co., Ltd. (“LDK Solar”; NYSE: LDK) announces that LDK Solar made a filing on February 21, 2014 with the Grand Court of the Cayman Islands for the appointment of joint provisional liquidators in connection with its plans to resolve its offshore liquidity issues. LDK Solar has made considerable progress in its discussions with its key offshore creditors in line with the terms announced in its press release of December 27, 2013. LDK Solar intends to continue such discussions over the next few days and anticipates a favorable conclusion to those discussions. The filing and the proposed appointment do not affect any of the LDK Solar-affiliated entities operating in the People’s Republic of China and LDK Solar has no intention of initiating any additional debt restructuring proceedings in that jurisdiction. LDK Solar’s bank group for its mainland China operations has expressed unanimous support for LDK Solar’s continued discussions with its offshore creditors with a view to resolving its offshore liquidity issues.

Cautionary Note Regarding Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the projected financial information provided herein, LDK Solar’s ability to raise additional capital to finance its operating activities, its ability to achieve a consensual solution to its onshore and offshore liabilities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing projects, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date such information was prepared and on its expectations, assumptions, estimates and projections about LDK Solar and the PV industry as of such date. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

About LDK Solar (NYSE: LDK)

LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s headquarters and principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

For more information contact:

Company

Lisa Laukkanen The Blueshirt Group for LDK Solar lisa@blueshirtgroup.com +1-415-217-4967	Jack Lai Executive VP and CFO LDK Solar Co., Ltd. IR@ldksolar.com

Financial Advisor to Company

Augusto King Jefferies LLC aking@Jefferies.com	Steven Strom Jefferies LLC sstrom@Jefferies.com	Richard Klein Jefferies LLC rklein@Jefferies.com

Legal Advisor to Company

Thomas Albrecht Sidley Austin talbrecht@sidley.com	Timothy Li Sidley Austin htli@sidley.com

Financial Advisor to Holders

Brandon Gale

Houlihan Lokey

bgale@hl.com

Legal Advisor to Holders

Daniel Anderson

Ropes & Gray

daniel.anderson@ropesgray.com

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